June 15, 2010

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, DC 20549-3561

RE:	Steven Madden, Ltd.
Definitive Proxy Statement on Schedule 14A
Filed April 13, 2010
File No. 000-23702

Dear Mr. Reynolds:

On behalf of Steven Madden, Ltd. (the “Company”), set forth below are our responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated June 2, 2010 (the “Comment Letter”) regarding our Definitive Proxy Statement on Schedule 14A (the “2010 Proxy Statement”) with respect to the Company’s 2010 annual meeting of stockholders. The Company’s responses follow the text of the comments raised in the Comment Letter, which are set forth below.

Compensation Structure, page 19

1.           In future filings, please provide a more detailed discussion of the annual performance-based cash bonus for Messrs. Rosenfeld, Dharia and Schmertz. In addition, in future filings, to the extent you have performance targets for these individuals, please disclose the targets, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

We note the Staff’s comment and advise the Staff that the cash bonuses paid to Messrs. Rosenfeld, Dharia and Schmertz were not linked to the achievement of any specific company or individual performance targets or goals that were identified by the Board of Directors or the Compensation Committee in advance but were discretionary and based on the Company’s overall performance not tied to specific performance metrics. As such, there were no targets or goals to disclose in this regard. As was indicated on page 20 of the 2010 Proxy Statement, the determination to pay cash bonuses to these executive officers and the amount of each executive officer’s bonus was determined wholly at the discretion of the Compensation Committee which evaluated a variety of indicators of the Company’s overall financial performance, including revenue growth and profitability, and assessed and made subjective judgments as to each executive officer’s individual contribution towards the Company’s performance in 2009 in determining whether to pay cash bonuses to these executives. With respect to the determination to award bonuses to Messrs. Dharia and Schmertz, the Compensation Committee also considered the recommendations of the Chief Executive Officer, Mr. Rosenfeld.

John Reynolds, Assistant Director	June 15, 2010

Risk Assessment, page 22

2.           We note your disclosure in response to item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

In connection with the preparation of the disclosure related to compensation risk required by Item 402(s) of Regulation S-K, we undertook to review and evaluate all of our executive and company-wide compensation plans and programs to assess whether any aspect of these plans and programs would encourage inappropriate risk-taking by the Company’s executives and non-executive employees that could have a material adverse effect on the Company and to confirm that the Company has adequate risk management controls in place to ensure that executive and company-wide compensation is reasonable and achieves its intended incentive without creating unacceptable risk. This review and evaluation of our compensation plans and programs risks consisted of:

●	identifying those business risks that could be material to the Company and identifying our existing risk management system;

●	reviewing and analyzing our compensation plans and programs to identify plan and program features that could potentially encourage or introduce excessive or imprudent risk taking of a material nature;

●	identifying the business risks that our compensation plan and program features could potentially encourage or create;

●	balancing these business risks against our existing internal control systems designed to manage and mitigate these business risks; and

●	analyzing whether the unmitigated risks, as a whole, are reasonably likely to have a material adverse effect on the Company.

Various persons were consulted during the course of the assessment, including our executive officers and senior members of our human resources department. We also engaged an outside compensation consultant retained by the Compensation Committee to review our executive and company-wide compensation plans and programs and provide advice regarding appropriate levels of incentive. This included an early 2010 market review of pay mix and the ratio of long-term incentives to short-term incentives.

The Compensation Committee noted several features of our compensation structure that mitigate risk, including, for example:

●
the Company utilizes a pay mix that is well balanced between short-term financial performance and long-term stock performance, comprised of secure compensation in the form of base salary, short-term incentives in the form of potential for cash bonuses, and long-term incentives in the form of stock options and time-vested restricted stock that vest over four or five years;

●	in most instances, management or the Compensation Committee retains the discretion to decrease all forms of incentive compensation based on significant individual or Company performance shortfalls;

●	we periodically benchmark our compensation plans and programs and target executive and non-executive compensation within the normal limits of the competitive market; and

John Reynolds, Assistant Director	June 15, 2010

●
the Compensation Committee provides oversight of the Company’s compensation plans and programs and compensation philosophy, makes recommendations to the Board with respect to improvements to our compensation plans and programs, and is responsible for reviewing and approving executive compensation and administering and awarding incentive, deferred and equity compensation to our senior executives.

In light of the assessment described above, it was concluded that the risks associated with our compensation plans and programs (executive and company-wide) are not reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table, page 24

3.           We note the disclosure on page 20 regarding the annual performance-based cash bonuses. Please explain why these bonuses are not included in the non-equity incentive plan compensation column of the Summary Compensation Table. In addition, please explain why these bonuses are not included in the grants of plan based awards on page 29.

As indicated in response to Comment 1 above, the cash bonuses paid to Messrs. Rosenfeld, Dharia and Schmertz were discretionary and not based upon pre-established performance targets or goals and, as such, were included in the Bonus column (column (d)) of the Summary Compensation Table rather than the Non-Equity Incentive Plan Compensation column (column (g)) in compliance with the guidance provided by question 119.02 of the Compliance and Disclosure Interpretations issued under Regulation S-K.

The cash bonuses paid to Messrs. Rosenfeld, Dharia and Schmertz were not included in the Grants of Plan-Based Awards Table because, again, these bonuses were discretionary; there were no thresholds, targets or maximum payouts established for these bonuses and the determination to award them was wholly in the discretion of the Compensation Committee.

* * * *

In connection with this response, we acknowledge the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the 2010 Proxy Statement;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2010 Proxy Statement; and

●	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

John Reynolds, Assistant Director	June 15, 2010

The Company welcomes the opportunity to discuss any aspect of this letter with you further. Should there be questions regarding our responses or should the Staff require additional information, please contact the undersigned at (718) 308-2215.

Very truly yours,

/s/Arvind Dharia
Arvind Dharia
Chief Financial Officer

cc:	Raquel Howard
Ryan Milne
Damon Colbert
Pamela Howell